October 30, 2023

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Desfran Holdings Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Desfran Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit herewith a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (the “Offering”) in the United States of the Company’s Class A ordinary shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Financial Statements

The Company has included in this submission (i) its audited consolidated financial statements as of September 30, 2021 and 2022 and for each of the two years in the period ended September 30, 2022. and (ii) its unaudited condensed consolidated financial statements as of March 31, 2022 and 2023 and for the six months ended March 31, 2022 and 2023. The Company’s most recent audited financial statements are more than 12 months old but less than 15 months old. Compliance with the 12-month audit requirement is not required in the Company’s home jurisdiction, the Cayman Islands, and it would also cause undue hardship for the Company to audit the six-month interim financial statements. The Company intends to include audited financial statements as of September 30, 2023 and for the year ended September 30, 2023 prior to the first public filing of the registration statement on Form F-1.

***

Partners: Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer #Notary Public of Hong Kong	19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

October 30, 2023

On behalf of the Company, we appreciate your attention to this matter. If you have any questions regarding the Draft Registration Statement or wish to discuss any matters with respect to the confidential submission, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectHeaven@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	Foo Chee Weng Desmond, Director and Chief Executive Officer, Desfran Holdings Limited
Teo Mingwen, Director and Chief Financial Officer, Desfran Holdings Limited
John P. Yung, Esq., Lewis Brisbois Bisgaard & Smith LLP